UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 3, 2017 titled “Arcos Dorados Reports First Quarter 2017 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 3, 2017

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS

Delivered strong top-line growth and Adjusted EBITDA margin expansion. Achieved positive volume trends across key markets.

Montevideo, Uruguay, May 3, 2017 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the first quarter ended March 31, 2017.

First Quarter 2017 Key Results

•	As reported consolidated revenues increased 18.7% to $781.5 million versus the first quarter of 2016. On a constant currency basis[1], consolidated revenues grew 17.0%, or 9.2% excluding Venezuela.

•	Systemwide comparable sales[1] rose 19.4% year-over-year, or 9.6% excluding Venezuela.

•	Adjusted EBITDA[1] increased 30.0% to $62.7 million compared with the prior-year quarter.

•	Consolidated Adjusted EBITDA margin expanded 70 basis points to 8.0%.

•	As reported General and Administrative expenses (G&A) decreased 40 basis points as a percentage of revenues.

•	As reported net income expanded to $40.6 million, from $16.1 million in the year-ago period.

“We achieved strong revenue growth and EBITDA margin expansion in the first quarter, alongside early progress on key initiatives from our strategic plan. Our strategy of leveraging McDonald’s core assets to expand volumes, reinvesting in our restaurants and enhancing operational excellence drove improved customer satisfaction together with topline growth. We solidified our capital structure with the completion of our tender offer and issuance of our 2027 Notes. This, along with the operational efficiencies we have built into our system, positions us to capitalize on improvements in our markets as we transition from a turnaround mindset to a growth strategy,” said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

1 For definitions please refer to page 13 of this document.

First Quarter 2017 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,136			2,156	0.9%

Sales by Company-operated Restaurants	631.0	12.2	102.2	745.4	18.1%	16.2%
Revenues from franchised restaurants	27.5	(1.0)	9.6	36.1	31.2%	34.9%
Total Revenues	658.5	11.1	111.8	781.5	18.7%	17.0%
Systemwide Comparable Sales						19.4%
Adjusted EBITDA	48.2	-0.4	14.9	62.7	30.0%	30.9%
Adjusted EBITDA Margin	7.3%			8.0%
Net income (loss) attributable to AD	16.1	(10.6)	35.1	40.6	152.8%	218.8%
No. of shares outstanding (thousands)	210,539			210,711
EPS (US$/Share)	0.08			0.19

(1Q17 = 1Q16 + Currency Translation + Constant Currency Growth). Refer to “Definitions” section for further detail.

Arcos Dorados’ first quarter as reported revenues increased 18.7%, largely driven by constant currency revenue growth of 17.0%, coupled with a positive impact of currency translation. Constant currency revenue growth reflected a 19.4% expansion in systemwide comparable sales, mainly driven by average check growth. Traffic was also positive in the quarter.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 1Q17 Adjusted EBITDA

   *Net impact of: Constant Currency Growth ($10.9 million) and Currency Translation (-$8.8 million).

First quarter consolidated as reported Adjusted EBITDA increased 30.0%, driven by constant currency growth of 30.9%. Brazil was the key contributor to Adjusted EBITDA during the quarter, followed by SLAD and the Caribbean division, which were partially offset by a decline in NOLAD’s Adjusted EBITDA.

The Adjusted EBITDA margin expanded by 70 basis points to 8.0%, mainly due to margin improvements in Brazil, SLAD and the Caribbean division. This was partially offset by a margin decline in NOLAD. Efficiencies in Food and Paper (F&P) and G&A expenses as a percentage of revenues more than offset higher Payroll and a negative variance in Other operating income.

As reported, consolidated G&A increased by 12.5% year-over-year. However, as a percentage of revenues it decreased 40 basis points. Importantly, G&A grew by 11.9% year-over-year on a constant currency basis versus the first quarter of 2016, which was below the estimated blended rate of inflation for the Company’s G&A.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,002			2,025	1.1%

Sales by Company-operated Restaurants	617.4	54.4	55.2	727.0	17.8%	8.9%
Revenues from franchised restaurants	25.9	3.9	4.1	33.9	30.9%	15.8%
Total Revenues	643.3	58.3	59.4	760.9	18.3%	9.2%
Systemwide Comparable Sales						9.6%
Adjusted EBITDA	48.0	8.4	4.0	60.4	25.8%	8.4%
Adjusted EBITDA Margin	7.5%			7.9%
Net income (loss) attributable to AD	21.5	(0.6)	19.1	40.1	86.1%	88.9%
No. of shares outstanding (thousands)	210,539			210,711
EPS (US$/Share)	0.10			0.19

Excluding the Company’s Venezuelan operation, as reported revenues increased 18.3% year-over-year, while constant currency growth was 9.2%. The appreciation of the Brazilian real more than offset the depreciation of the Argentine peso, as well as other currencies in the Company’s territories, including the Mexican peso. Constant currency revenue growth was supported by a 9.6% increase in systemwide comparable sales, driven by average check growth and positive traffic in all divisions.

Adjusted EBITDA increased 25.8% on an as reported basis, or 8.4% in constant currency terms. The Adjusted EBITDA margin expanded 40 basis points to 7.9%, driven by efficiencies in F&P and G&A, partially offset by a negative variance in Other Operating Income (expense) and higher Payroll expenses as a percentage of revenues.

Non-operating Results

Non-operating results for the first quarter reflected an $8.6 million foreign currency exchange loss, versus a gain of $16.7 million last year. The appreciation of the Mexican peso from the previous quarter end generated a loss related to intercompany balances. This was partially offset by the appreciation of the Brazilian real, which generated a gain related to intercompany balances. Net interest expense increased $2.2 million year-over-year to $16.4 million in the quarter. Interest expenses were lower on the 2023 USD Notes due to the reduced principal balance, which was more than offset by higher interest expenses on the BRL-denominated debt.

The Company reported an income tax expense of $22.3 million in the quarter, compared to an income tax expense of $8.3 million in the prior year period.

First quarter net income attributable to the Company totaled $40.6 million, compared to net income of $16.1 million in the same period of 2016. The improvement reflects stronger operating results, which in the first quarter of this year included $52.5 million from the Company’s asset monetization initiatives, partially offset by a negative variance in foreign exchange results coupled with higher net interest and income tax expenses.

The Company reported earnings per share of $0.19 in the first quarter of 2017, compared to earnings per share of $0.08 in the previous corresponding period. Total weighted average shares for the first quarter of 2017 were 210,711,224, as compared to 210,538,896 in the first quarter of 2016.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	883			904	2.4%

Total Revenues	288.6	69.4	2.0	360.0	24.7%	0.7%
Systemwide Comparable Sales						3.7%
Adjusted EBITDA	35.3	8.6	0.9	44.8	26.8%	2.6%
Adjusted EBITDA Margin	12.2%			12.4%

Brazil’s as reported revenues increased by 24.7%, supported by an almost 20% year-over-year average appreciation of the Brazilian real. Excluding the impact of currency translation, constant currency revenues increased 0.7% year-over-year and were negatively impacted by the refranchising of certain company-operated restaurants during the last twelve months. The shift to a greater percentage of franchised restaurants negatively impacts total revenue, as company-operated restaurant sales are replaced by rental income received from the Company’s sub-franchisees. In the quarter, total systemwide sales growth was 5.6%, while systemwide comparable sales grew 3.7%, driven by average check growth and slightly positive traffic. This was achieved despite a still soft consumer environment in the country.

Marketing activities in the quarter included the extension of the new affordability platform “Clássicos do Dia” or “Daily Classics”, which drove volume growth. Also in the quarter, the Company launched the “Original Mex” premium burger as part of the Signature Line and the McFlurry “Laka Diamante Negro”, among others.

As reported Adjusted EBITDA increased 26.8% year-over-year and 2.6% on a constant currency basis. The Adjusted EBITDA margin expanded 20 basis points to 12.4%, driven by efficiencies in F&P costs and Occupancy and other operating expenses. The leverage in the aforementioned costs and expenses more than offset higher Occupancy expenses from franchised restaurants and a negative variance in Other operating income (expense), net, due to higher refranchising activity in the prior year quarter.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	516			517	0.2%

Total Revenues	85.3	(5.4)	4.5	84.3	-1.1%	5.2%
Systemwide Comparable Sales						3.7%
Adjusted EBITDA	7.6	0.1	(2.5)	5.2	-31.9%	-33.2%
Adjusted EBITDA Margin	9.0%			6.2%

NOLAD’s as reported revenues decreased 1.1% year-over-year as constant currency growth of 5.2% was more than offset by currency translation impacts, mainly derived from the 13% year-over-year average depreciation of the Mexican peso. Systemwide comparable sales increased 3.7%, driven by average check growth combined with a modest increase in traffic across the division.

Marketing initiatives in the quarter included the extension of the affordability platform “McTrío 3x3”, and the “Martes de McDonald’s” campaign in Mexico. Also during the quarter, the Company launched the Signature Line in Mexico with the introduction of the Club House premium burger. Within the desserts category, the Company offered a Valentine-themed cone, among others.

As reported Adjusted EBITDA decreased by 31.9%, or 33.2% on a constant currency basis, mainly due to a tough environment in Mexico, which included inflationary pressures on various cost line items. The Adjusted EBITDA margin decreased 280 basis points to 6.2% in the first quarter, with higher F&P costs, G&A and Occupancy and other operating expenses as a percentage of revenues.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	382			385	0.8%

Total Revenues	187.0	(7.7)	50.5	229.9	22.9%	27.0%
Systemwide Comparable Sales						27.7%
Adjusted EBITDA	16.5	(0.5)	4.6	20.6	25.0%	27.9%
Adjusted EBITDA Margin	8.8%			9.0%

SLAD’s as reported revenues increased 22.9% as constant currency growth of 27.0% more than offset negative currency translation impacts resulting from the 9% year-over-year average depreciation of the Argentine peso. Systemwide comparable sales increased 27.7%, primarily driven by average check growth coupled with an increase in traffic.

Marketing activities in the quarter included the extension of the new affordability platform “Combo del Día” and the “Antojos” campaign, based on core menu items. Also in the quarter, the Company introduced the Cheddar & Bacon fries and the McFlurry Milka Oreo in the Dessert category, among others.

Adjusted EBITDA increased 25.0% on an as reported basis and rose 27.9% in constant currency terms. The Adjusted EBITDA margin expanded 20 basis points to 9.0%, driven by efficiencies in F&P costs and G&A expenses. These factors were partially offset by higher Occupancy and other operating expenses and Payroll costs as a percentage of revenues.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	355			350	-1.4%

Total Revenues	97.6	(45.2)	54.8	107.2	9.9%	56.2%
Systemwide Comparable Sales						72.4%
Adjusted EBITDA	2.5	(8.9)	12.0	5.6	129.1%	489.4%
Adjusted EBITDA Margin	2.5%			5.3%

The Caribbean division’s as reported revenues increased 9.9%, as constant currency growth of 56.2% exceeded currency translation impacts derived from the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. Systemwide comparable sales increased 72.4%, with inflation-driven average check growth more than offsetting a decrease in traffic.

Marketing initiatives in the quarter included the launch of the Crispy Onion BBQ premium burger as part of the Signature Line and the consolidation of “Almuerzos Colombianos”. Also in the quarter, the Company refreshed its affordability platform with the introduction of the “Silvestre” burger and included Sing, Lego Batman and Nerf in the Happy Meal.

As reported Adjusted EBITDA totaled $5.6 million in the first quarter, compared with $2.5 million in the prior year quarter. The Adjusted EBITDA margin expanded 280 basis points to 5.3%, mainly driven by efficiencies in Payroll and F&P costs.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	221			219	-0.9%

Total Revenues	82.4	2.0	2.3	86.7	5.2%	2.8%
Systemwide Comparable Sales						1.5%
Adjusted EBITDA	2.3	(0.1)	1.2	3.4	48.1%	50.5%
Adjusted EBITDA Margin	2.8%			3.9%

As reported revenues in the Caribbean division, excluding Venezuela, increased 5.2%, driven by both constant currency growth and positive currency translation. The 1.5% expansion in comparable sales resulted from higher average check and slightly positive traffic in the quarter.

Adjusted EBITDA totaled $3.4 million, compared to $2.3 million in the same period of 2016. The Adjusted EBITDA margin expanded 110 basis points to 3.9%, mainly driven by efficiencies in Payroll expenses, F&P costs, and Occupancy expenses from franchised restaurants, partially offset by higher Occupancy and Other Operating expenses and G&A as a percentage of revenues.

New Unit Development

Figure 8. Total Restaurants (eop)*
	March 2017	December 2016	September 2016	June 2016	March 2016
Brazil	904	902	890	884	883
NOLAD	517	517	515	516	516
SLAD	385	384	383	382	382
Caribbean	350	353	352	353	355
TOTAL	2,156	2,156	2,140	2,135	2,136
LTM Net Openings	20	15	18	15	17
* Considers Company-operated and franchised restaurants at period-end

The Company opened 36 new restaurants during the twelve-month period ended March 31, 2017, resulting in a total of 2,156 restaurants. Also during the period, the Company added 160 Dessert Centers, bringing the total to 2,777. McCafés totaled 316 as of March 31, 2017.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $187.7 million at March 31, 2017. The Company’s total financial debt (including derivative instruments) was $620.5 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $432.8 million and the Net Debt/Adjusted EBITDA ratio was 1.7x at March 31, 2017.

Net cash used in operating activities totaled $4.5 million for the quarter, while cash used in financing activities amounted to $3.6 million. Cash used in net investing activities totaled $2.3 million, which included $26.5 million from asset monetization proceeds less total capital expenditures of $28.6 million.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	March 31	December 31
	2017	2016
Cash & cash equivalents	187,729	194,803
Total Financial Debt (i)	620,491	610,170
Net Financial Debt (ii)	432,762	415,367
Total Financial Debt / LTM Adjusted EBITDA ratio	2.5	2.6
Net Financial Debt / LTM Adjusted EBITDA ratio	1.7	1.7
(i)Total financial debt includes short-term debt, long-term debt and derivative instruments.
(ii) Total financial debt less cash and cash equivalents.

Quarter Highlights & Recent Developments

Re-Development Initiative

Since inception and through March 31, 2017, the Company has received cumulative cash proceeds of around $128 million from the redevelopment of certain of its properties, primarily in Mexico.

Tender Offer 2023 Notes

On March 16, 2017, the Company launched a cash tender offer to purchase $80 million of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of the cash tender offer, on April 4 and April 18, 2017 the Company redeemed 11.6% of the outstanding principal. The total payment was $48.9 million (including $3.2 million of early tender payment) plus accrued and unpaid interest.

Issuance of 2027 Notes

On April 4, 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027. The 2027 Notes bear interest of 5.875% per year. Periodic payment of principal is not required and interest is paid semiannually, in April and October, commencing on October 4, 2017. The proceeds from the issuance of the 2027 Notes were used to repay the Secured Loan Agreement and unwind the related derivative instruments, to pay the principal and premium on the 2023 Notes in connection with the aforementioned tender offer, and for general corporate purposes.

Annual General Shareholders Meeting

The Company held its Annual Shareholders’ Meeting on April 24, 2017. All proposals were approved.

Investor Relations Contact Daniel Schleiniger Vice President of Corporate Communications & Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com +54 11 4711 2675 www.arcosdorados.com/ir	Media Contact MBS Value Partners Katja Buhrer katja.buhrer@mbsvalue.com +1 917 969 3438

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs and related contingencies of property and equipment; impairment of long-lived assets and goodwill; stock-based compensation related to the special awards in connection with the initial public offering, under the 2011 Equity Incentive Plan; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2017. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

First Quarter 2017 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. First Quarter 2017 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended
	March 31,
	2017	2016
REVENUES
Sales by Company-operated restaurants	745,408	631,013
Revenues from franchised restaurants	36,072	27,501
Total Revenues	781,480	658,514
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(263,464)	(228,018)
Payroll and employee benefits	(166,276)	(139,152)
Occupancy and other operating expenses	(202,803)	(175,709)
Royalty fees	(38,512)	(32,096)
Franchised restaurants - occupancy expenses	(16,111)	(12,596)
General and administrative expenses	(54,903)	(48,787)
Other operating income, net	49,919	19
Total operating costs and expenses	(692,150)	(636,339)
Operating income	89,330	22,175
Net interest expense	(16,415)	(14,259)
Gain (Loss) from derivative instruments	(642)	7
Foreign currency exchange results	(8,560)	16,719
Other non-operating expense, net	(695)	(174)
Income (loss) before income taxes	63,018	24,468
Income tax (expense) benefit	(22,339)	(8,342)
Net income (loss)	40,679	16,126
Less: Net income attributable to non-controlling interests	(77)	(62)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	40,602	16,064
Earnings (loss) per share information ($ per share):
Basic net income per common share	$0.19	$0.08
Weighted-average number of common shares outstanding-Basic	210,711,224	210,538,896
Adjusted EBITDA Reconciliation
Operating income	89,330	22,175
Depreciation and amortization	23,452	25,187
Operating charges excluded from EBITDA computation	(50,098)	845
Adjusted EBITDA	62,684	48,207
Adjusted EBITDA Margin as % of total revenues	8.0%	7.3%

First Quarter 2017 Results by Division

(In thousands of U.S. dollars)

Figure 12. First Quarter 2017 Consolidated Results by Division (In thousands of U.S. dollars)
	1Q
	Three-Months ended		% Incr.	Constant
	March 31,		/	Currency
	2017	2016	(Decr)	Incr/(Decr)%
Revenues
Brazil	359,995	288,592	24.7%	0.7%
Caribbean	107,218	97,589	9.9%	56.2%
NOLAD	84,343	85,289	-1.1%	5.2%
SLAD	229,924	187,044	22.9%	27.0%
TOTAL	781,480	658,514	18.7%	17.0%

Operating Income (loss)
Brazil	31,307	25,455	23.0%	-0.5%
Caribbean	(266)	(7,802)	96.6%	226.6%
NOLAD	51,157	1,971	2495.5%	2724.8%
SLAD	16,857	12,838	31.3%	34.9%
Corporate and Other	(9,725)	(10,287)	5.5%	2.0%
TOTAL	89,330	22,175	302.8%	342.5%

Adjusted EBITDA
Brazil	44,762	35,292	26.8%	2.6%
Caribbean	5,638	2,461	129.1%	489.4%
NOLAD	5,207	7,642	-31.9%	-33.2%
SLAD	20,619	16,489	25.0%	27.9%
Corporate and Other	(13,542)	(13,677)	1.0%	-0.8%
TOTAL	62,684	48,207	30.0%	30.9%

Figure 13. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina	Venezuela
1Q17	3.14	20.29	15.67	693.26
1Q16	3.90	18.04	14.44	210.73
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 14. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	March 31	December 31
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	187,729	194,803
Accounts and notes receivable, net	74,718	83,239
Other current assets (1)	177,168	167,148
Total current assets	439,615	445,190
Non-current assets
Property and equipment, net	880,820	847,966
Net intangible assets and goodwill	43,732	43,044
Deferred income taxes	60,142	70,446
Other non-current assets (2)	107,510	98,407
Total non-current assets	1,092,204	1,059,863
Total assets	1,531,819	1,505,053
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	209,758	217,914
Taxes payable (3)	98,079	112,593
Accrued payroll and other liabilities	117,354	144,442
Other current liabilities (4)	16,740	24,620
Provision for contingencies	707	764
Financial debt (5)	249,324	47,975
Deferred income taxes	0	0
Total current liabilities	691,962	548,308
Non-current liabilities
Accrued payroll and other liabilities	26,529	23,760
Provision for contingencies	21,007	17,348
Financial debt (6)	371,167	562,195
Deferred income taxes	1,921	1,866
Total non-current liabilities	420,624	605,169
Total liabilities	1,112,586	1,153,477
Equity
Class A shares of common stock	373,969	373,969
Class B shares of common stock	132,915	132,915
Additional paid-in capital	14,284	13,788
Retained earnings	312,570	271,968
Accumulated other comprehensive losses	(415,179)	(441,649)
Total Arcos Dorados Holdings Inc shareholders’ equity	418,559	350,991
Non-controlling interest in subsidiaries	674	585
Total equity	419,233	351,576
Total liabilities and equity	1,531,819	1,505,053

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".